Exhibit 3 (d). First Amendment to the Amended and Restated By-Laws.


Article III, Section 1 of the Amended and Restated By-Laws of the
Corporation was amended by this First Amendment by deleting such Section 1 in its entirety and replacing such Section 1 with the following in order that the Corporation may have as few as two directors:

"Section 1. The number of directors which shall constitute the whole board shall be not less than two nor more than ten. The first board shall consist of three directors. Thereafter, within the limits above specified, the number of directors shall be determined by resolution of the board of directors or by the stockholders at the annual meeting. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders."